                                                                    EXHIBIT 13.3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

     |X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1998

                                       or

     |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          Commission file number: 24572

                               GENEMEDICINE, INC.
             (Exact name of registrant as specified in its charter)

                Delaware                                        76-0355802
     (State or other jurisdiction of                           (IRS Employer
      incorporation or organization)                         Identification No.)

8301 New Trails Drive, The Woodlands, Texas                     77381-4248
  (Address of principal executive office)                       (zip code)

                                 (281) 364-1150
              (Registrant's telephone number, including area code)

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|    No |_|

      As of July 23, 1998, there were outstanding 14,579,374 and 3,750,000 shares of Common Stock and Series B Preferred Stock, par value $.001, respectively, of the registrant.

                               GENEMEDICINE, INC.
                (A DELAWARE CORPORATION IN THE DEVELOPMENT STAGE)

                                    FORM 10-Q

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------

COVER PAGE..................................................................1
TABLE OF CONTENTS...........................................................2

PART I. FINANCIAL INFORMATION

      ITEM 1. Financial Statements

Balance Sheets as of June 30, 1998 and December 31, 1997....................3

Statements of Operations for the three and six months ended
June 30, 1998 and June 30, 1997, and for the period from
inception (January 2, 1992) through June 30, 1998...........................4

Statements of Cash Flows for the six months ended
June 30, 1998 and June 30, 1997, and for the period from
inception (January 2, 1992) through June 30, 1998...........................5

Notes to Financial Statements...............................................6

      ITEM 2.

      Management's Discussion and Analysis of Financial Condition
and Results of Operations...................................................7

PART II.  OTHER INFORMATION................................................10

SIGNATURES.................................................................11

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                                 BALANCE SHEETS

                                                                       JUNE 30,          DECEMBER 31,
                                                                         1998               1997
                                                                     ------------       ------------
                       ASSETS                                         (unaudited)
Current Assets:
Cash and cash equivalents .....................................      $    890,778       $    873,180
Short-term investments ........................................        20,783,329         23,708,845
Prepaid expenses and other ....................................           147,723            175,128

       Total current assets ...................................        21,821,830         24,757,153

Equipment, furniture and leasehold improvements, net ..........         2,953,871          3,220,987
Deposits and other assets .....................................             9,195              9,195
                                                                     ------------       ------------

Total Assets ..................................................      $ 24,784,896       $ 27,987,335
                                                                     ============       ============

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable and accrued liabilities ......................      $    800,319          1,454,986
Deferred grant revenue ........................................                --             89,737
Current portion of capital lease obligations ..................           225,544            270,166
                                                                     ------------       ------------

       Total current liabilities ..............................         1,025,863          1,814,889
                                                                     ------------       ------------

Long-term Liabilities:
Deferred contract revenue .....................................         3,419,970          2,919,970
Capital lease obligations, net of current portion .............                --             54,814
                                                                     ------------       ------------

       Total long-term liabilities ............................         3,419,970          2,974,784
                                                                     ------------       ------------

Commitments

Stockholders' Equity:
Convertible preferred stock, $.001 par value; 20,000,000 shares
       authorized; 3,750,000 issued and outstanding ...........             3,750              3,750
Common stock, $.001 par value; 40,000,000 shares authorized;
       14,574,915 and 13,911,422 shares issued and outstanding             14,575             13,911
Additional paid-in capital ....................................        74,258,855         70,097,651
Deferred compensation .........................................                --            (56,348)
Deficit accumulated during the development stage ..............       (53,938,117)       (46,861,302)
                                                                     ------------       ------------

       Total stockholders' equity .............................        20,339,063         23,197,662
                                                                     ------------       ------------

Total Liabilities and Stockholders' Equity ....................      $ 24,784,896       $ 27,987,335
                                                                     ============       ============

   The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A DELAWARE CORPORATION IN THE DEVELOPMENT STAGE)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                                                INCEPTION
                                        THREE MONTHS ENDED                     SIX MONTHS ENDED             (JANUARY 2, 1992)
                                              JUNE 30,                              JUNE 30,                     THROUGH
                                  -------------------------------       -------------------------------          JUNE 30,
                                      1998               1997               1998               1997               1998
                                  ------------       ------------       ------------       ------------       ------------
Revenues:
Contract revenue ...........      $  1,000,000       $  1,000,000       $  2,022,500       $  2,500,000       $ 14,202,500
Research and development
grant revenue ..............           129,443            149,000            219,181            389,000          1,745,578
Interest income ............           329,003            435,463            680,919            866,409          6,378,990
                                  ------------       ------------       ------------       ------------       ------------

Total revenues .............         1,458,446          1,584,463          2,922,600          3,755,409         22,327,068

Expenses:
Research and development ...         3,991,145          3,488,969          7,721,595          6,768,298         57,209,343
General and administrative..         1,267,093          1,187,237          2,262,313          2,191,753         18,544,279
Interest expense ...........             6,700             16,953             15,507             36,792            511,563
                                  ------------       ------------       ------------       ------------       ------------

Total expenses .............         5,264,938          4,693,159          9,999,415          8,996,843         76,265,185
                                  ------------       ------------       ------------       ------------       ------------

Net loss ...................      $ (3,806,492)      $ (3,108,696)      $ (7,076,815)      $ (5,241,434)      $(53,938,117)
                                  ============       ============       ============       ============       ============

Loss per share .............      $       (0.2)      $       (0.2)      $       (0.4)      $      (0.39)
                                  ============       ============       ============       ============

Shares used in computing
loss per share .............        14,520,094         13,702,578         14,413,660         13,583,073
                                  ============       ============       ============       ============

   The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                            STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                                                 Six Months Ended               Inception
                                                                                      June 30,              (January 2, 1992)
                                                                           ------------------------------        through
                                                                               1998              1997         June 30, 1997
                                                                           ------------      ------------     -------------
Cash flows used in operating activities:
Net loss ............................................................      $ (7,076,815)     $ (5,241,434)     $(53,938,117)
Adjustments to reconcile net loss to net cash used
by operating activities:
Depreciation and amortization .......................................           544,024           469,506         3,322,001
Issuance of convertible debt for noncash consideration ..............                --                --           905,000
Issuance of stock for noncash consideration .........................                --                --           107,644
Compensation expense related to stock plans .........................            56,348           194,638         1,777,708
Loss on equipment retirements .......................................                --                --             7,565
Changes in assets and liabilities:
      Decrease (increase) in prepaid expenses and other assets ......            27,405           (69,360)         (153,790)
      Increase (decrease) in accounts payable and accrued liabilities          (654,667)         (593,599)          800,319
      Increase in deferred revenue and deferred contract revenue ....           410,263           580,000         3,419,971
                                                                           ------------      ------------      ------------

        Net cash used in operating activities .......................        (6,693,442)       (4,660,249)      (43,751,699)
                                                                           ------------      ------------      ------------

Cash flows used in investing activities:
Purchase of equipment, furniture and leasehold improvements .........          (276,908)         (964,545)       (6,286,566)
Net sales (purchases) of short-term investments .....................         2,925,516         3,883,330       (20,783,329)
                                                                           ------------      ------------      ------------

        Net cash used in investing activities .......................         2,648,608         2,918,785       (27,069,895)
                                                                           ------------      ------------      ------------

Cash flows from financing activities:
Proceeds from notes payable and capital lease obligations ...........                --                --         2,030,823
Repayment of notes payable and capital lease obligations ............           (99,436)         (170,123)       (1,674,279)
Advance on line of credit ...........................................                --                --           750,000
Proceeds from issuance of preferred stock, net ......................                --                --        22,264,465
Proceeds from issuance of common stock, net .........................         4,161,868         4,485,742        48,341,363
                                                                           ------------      ------------      ------------

        Net cash provided by financing activities ...................         4,062,432         4,315,619        71,712,372
                                                                           ------------      ------------      ------------

Net increase in cash and cash equivalents ...........................            17,598         2,574,155           890,778
Cash and cash equivalents, beginning of period ......................           873,180         2,145,404                --
                                                                           ------------      ------------      ------------

Cash and cash equivalents, end of period ............................      $    890,778      $  4,719,559      $    890,778
                                                                           ============      ============      ============

Supplemental disclosure of cash flow information:
Cash paid during the period for interest ............................      $     15,507      $     36,792      $    448,560
Issuance of convertible debt for technology .........................      $         --      $         --      $    905,000
Conversion of debt to preferred and common stock ....................      $         --      $         --      $  1,786,000

   The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1998
                                   (unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION:

GeneMedicine, Inc. ("GeneMedicine" or the "Company") is a Delaware corporation in the development stage. The Company is developing non-viral gene therapies that may provide unique clinical benefits in the treatment of a number of human diseases. The Company intends to develop its products through alliances with major pharmaceutical and biotechnology companies.

The Company has devoted substantially all of its efforts to research and product development and has not yet generated any revenues from the sale of products, nor is there any assurance of future product revenues. In addition, the Company expects to continue to incur losses for the foreseeable future, and there can be no assurance that the Company will successfully complete the transition from a development stage company to successful operations. The research and development activities engaged in by the Company involve a high degree of risk and uncertainty. The ability of the Company to successfully develop, manufacture and market its proprietary products is dependent upon many factors. These factors include, but are not limited to, the need for additional financing, the ability to establish and maintain collaborative arrangements for research, development and commercialization of products with corporate partners, and the ability to develop or access manufacturing, sales and marketing experience. Additional factors include uncertainties as to patents and proprietary technologies, technological change and risk of obsolescence, development of products, competition, government regulations and regulatory approval, and product liability exposure. As a result of the aforementioned factors and the related uncertainties, there can be no assurance of the Company's future success.

The accompanying interim financial statements are unaudited and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year ending December 31, 1998. These financial statements should be read in conjunction with the Company's audited financial statements included with the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

Effective January 1, 1998, the Company adopted Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is the total of net income and all other non-owner changes in equity. For the period from inception (January 2, 1992) through June 30, 1998, the only component of comprehensive income for the Company is net income. Adopting Statement No. 130 had no effect on the Company's financial position or results of operation.

                               GENEMEDICINE, INC.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, the early stage of GeneMedicine, Inc.'s development and technological uncertainty, dependence on collaborative partners and licenses, the failure of existing or future partnerships to be successful, future capital needs and uncertainty of additional funding, uncertainty of patent protection, uncertainty of government regulatory requirements, level of competition and rapid technological change, as well as those set forth in this section and in the section entitled "Risk Factors" and elsewhere in the Company's Form 10-K for the year ended December 31, 1997.

Since its inception in January 1992, GeneMedicine has devoted its resources primarily to fund its research and development programs. The Company has been unprofitable since inception and to date has not received any revenues from the sale of products. No assurance can be given that the Company will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. The Company expects to incur substantial losses for the next several years as it continues to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. At June 30, 1998, the Company's accumulated deficit was approximately $53.9 million.

RESULTS OF OPERATIONS

Revenues of $1.5 million and $2.9 million were recorded for the three and six months ended June 30, 1998, respectively, which consisted primarily of contract revenue of $1.0 million and $2.0 million, and interest income of $0.3 million and $0.7 million, respectively. These results compare with revenues of $1.6 million and $3.8 million for the three and six months ended June 30, 1997, respectively, which consisted primarily of contract revenue of $1.0 million and $2.5 million, and interest income of $0.4 million and $0.9 million, respectively. Contract revenues in each respective period primarily resulted from a corporate partnership with certain Boehringer Mannheim subsidiaries ("Boehringer Mannheim") of Corange International Ltd. ("Corange"), which was acquired by Roche Holding Ltd. in March 1998, to develop certain non-viral gene medicines to treat selected cancer indications. The decrease in contract revenue for the first six months of 1998 compared to the same period in 1997 was due to the recognition in 1997 of a $0.5 million milestone payment from Boehringer Mannheim for achieving clearance from the U.S. Food and Drug Administration to commence a Phase I clinical trial using the Company's IL-2 Gene Medicine, which GeneMedicine is developing for the treatment of head and neck cancer.

The Company's research and development expenses for the quarter ended June 30, 1998 were $4.0 million, compared to $3.5 million for the second quarter of 1997. For the six months ended June 30, 1998, research and development expenses increased to $7.7 million from $6.8 million for the same period in 1997. These increases were generally due to the expansion of the Company's research and development activities, resulting in staffing increases and the related salary and benefit costs, as well as additional laboratory supplies and other support costs. The expansion of the Company's research and development activities has been driven primarily by the progression of research in the field of genetic vaccines and clinical development efforts in the field of cancer. The Company anticipates that research and development expenditures will increase over the next several years as it continues to expand its research and product development efforts.

General and administrative expenses marginally increased to $1.3 million and $2.3 million for the three and six months ended June 30, 1998, respectively, compared to the same periods in 1997.

Losses per share for the three and six months ended June 30, 1998 were $0.26 and $0.49, respectively, as compared to losses per share of $0.23 and $0.39 for the same periods in 1997. The increases in the Company's net loss per share for the three and six months ended June 30, 1998 was primarily the result of decreased contract revenue and increased research and development expenses as described above.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations primarily through private and public sales of its equity securities, interest income on invested funds and revenues from corporate alliances. Through June 30, 1998, the Company had received approximately $70.6 million in net proceeds from sales of its equity securities. At June 30, 1998, the Company had working capital of $20.8 million and cash, cash equivalents and short-term investments of $21.7 million. In addition, in July 1998 the Company received a $1.25 million, quarterly scheduled, contract research payment from Boehringer Mannheim.

The Company expects its cash requirements to increase significantly in future periods. The Company will require substantial funds to conduct research and development programs, preclinical studies and clinical trials of its potential products and to market with its partners any products that are developed. In addition, the Company currently plans to manufacture clinical scale quantities of its products, which will require the Company to expend substantial additional capital. The Company's future capital requirements will depend on many factors, including the ability to maintain existing and establish additional corporate partnerships, continued scientific progress in its research and development programs, the scope and results of preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological developments, the cost of manufacturing, and scale-up and effective commercialization activities and arrangements. Based on its current plans, the Company believes that its available cash, including proceeds from projected interest income and anticipated funding from its corporate alliance with Boehringer Mannheim, will enable the Company to maintain its current and planned operations into the first quarter of 2000. There can be no assurance, however, that changes in the Company's research and development plans or other changes affecting the Company's operating expenses will not result in the expenditure of such resources before such time. The Company intends to seek additional funding through public or private financing, research and development arrangements with potential corporate partners, or from other sources. There can be no assurance that additional financing will be available on favorable terms, if at all. In the event that adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate collaborators or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient financing may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop or commercialize itself.

The Company's business is subject to significant risks, including, without limitation, uncertainties associated with the length and expense of the regulatory approval process, uncertainty associated with obtaining and enforcing patents and risks associated with dependence on corporate partners. Although the Company's products may appear promising at an early stage of development, they may not be successfully commercialized for a number of reasons, such as the possibility that the potential products will be determined to be ineffective during clinical trials, fail to receive necessary approvals, be uneconomical to manufacture or market, or be precluded from commercialization by proprietary rights of third parties. In addition, the failure by the Company to obtain patent protection for its products may make certain of its products commercially unattractive. There can be no assurance that any collaboration will be continued or result in successful commercialized products.

                               GENEMEDICINE, INC.

                           PART II - OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 2. Changes in Securities and Use of Proceeds None

Item 3. Defaults upon Senior Securities None

      Item 4. Submission of Matters to a Vote of Security Holders (a) The Annual Meeting of Stockholders of GeneMedicine, inc. was held on June 11, 1998.
      (b) The matters voted upon at the meeting and the voting of stockholders with respect thereto are as follows:

      Proposal 1 To elect two directors to serve until the 2001 Annual Meeting of Stockholders and until their successors are elected.

                                 For              Against
                                 ---              -------

      Edward L. Cahill        11,357,136          41,964
      Arthur M. Pappas        11,356,261          42,839

      The following individuals term of office as a director continued after the meeting: David F.J. Leathers, Eric Tomlinson, D.Sc., Ph.D., Stanley T. Crooke, M.D., Ph. D., and Bert W. O'Malley, M.D.

Item 5. Other Information

None

Item 6. Exhibits and Reports on Form 8-K

      (a) Exhibit Number      Description

             10.12 Amended and Restated Employment Agreement between Registrant and Eric Tomlinson dated June 11, 1998

             10.13 Secured Promissory Note between Registrant and Eric Tomlinson dated April 8, 1998

             27               Financial Data Schedule

      (b) No reports on Form 8-K have been filed during the quarter for which this report is filed.

                               GENEMEDICINE, INC.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                               GENEMEDICINE, INC.

Date: 7/24/1998                      By: /s/ John M. Dodson
                                     ----------------------

                                         John M. Dodson
                                         Director, Finance & Accounting
                                         (on behalf of the Registrant and as the
                                         Registrant's Chief Accounting Officer)

                                                       EXHIBIT 10.12 AMENDED AND
                                                       RESTATED EMPLOYMENT
                                                       AGREEMENT

                                                       THIS AMENDED AND
                                                       RESTATED EMPLOYMENT
                                                       AGREEMENT (the
                                                       "Agreement") is made and
                                                       entered into effective
                                                       as of June 11, 1998 (the
                                                       "Effective Date") by and
                                                       between GeneMedicine,
                                                       Inc., a Delaware
                                                       corporation (the
                                                       "Company") and Eric
                                                       Tomlinson, D.Sc. (the
                                                       "Executive"). The
                                                       Company and Executive
                                                       are hereinafter
                                                       collectively referred to
                                                       as the "Parties," and
                                                       individually referred to
                                                       as a "Party."

                                    RECITALS

A. The Company hereby agrees to continue to employ Executive, and Executive hereby accepts continued employment by the Company, upon the terms and conditions set forth in this Agreement.

B. The Company and the Executive have previously entered into an Employment Agreement, dated effective as of January 1, 1998 (the "Prior Agreement") memorializing the terms of Executive's engagement by the Company.

C. The Company and the Executive desire to terminate the Prior Agreement and to enter into this Agreement, the terms of which shall supersede, amend and restate in their entirety the terms of the Prior Agreement.

                                    AGREEMENT

In consideration of the foregoing recitals and the mutual promises and covenants herein contained, and for other good and valuable consideration, the Parties, intending to be legally bound, agree as follows:

1.   EMPLOYMENT AND TERM.

1.1 Executive shall serve as the Vice Chairman of the Board of Directors of the Company and primarily be responsible for (i) coordinating and leading any and all corporate partnering discussions and negotiations between the Company and Boehringer Mannheim or Roche Holding Ltd., (ii) identifying and evaluating other suitable strategic initiatives and corporate partnering opportunities for the Company and (iii) assisting in the Company's investor relation efforts. Executive shall report to and be subject to the general direction and control of the Board of Directors of the Company (the "Board").

1.2 Except as otherwise provided for in this Agreement, the initial term of this Agreement shall commence on the Effective Date and shall terminate on December 31, 1998 (the "Initial Term"). This Agreement shall automatically be renewed for additional one (1) month periods (each a "Renewal Period" and, together with the Initial Term, collectively the "Term") unless either Party provides written notice to the other, no later than three (3) months prior to the commencement of the applicable Renewal Period, of its election not to extend the Term as provided in this sentence. Notwithstanding anything herein to the contrary, either party may terminate this Agreement at any time, with or without cause, subject to the terms and conditions of Sections 4 and 5 herein.

1.3 Executive agrees to resign from the Board upon termination of his employment with the Company for any reason.

2. LOYAL AND CONSCIENTIOUS PERFORMANCE.

2.1 During his employment with the Company, Executive shall devote his full business energies, interest, abilities and productive time to the proper and efficient performance of his duties under this Agreement.

2.2 During the Term and for a period of eighteen (18) months thereafter, Executive agrees to not, solicit, for himself or others, any person or entity that is or was a customer of the Company during his employment with the Company, or a potential customer with whom the Company had significant contacts during his employment with the Company for any purpose or activity that is directly or indirectly competitive with the business of the Company, or solicit the employment or services of, or attempt to cause to leave the employment or service of the Company, or any affiliate of the Company, or otherwise interfere with the relationship of the Company or any affiliate of the Company, with any person who is or was employed by, or otherwise engaged to perform services for, the Company or any affiliate of the Company, whether such affiliation is in the capacity of employee, consultant, independent contractor or otherwise.

2.3 Executive hereby acknowledges and agrees that the scope of the covenants set forth in this Section 2 are reasonable and necessary to protect the interests of the Company.

2.4 Although the restrictions set forth in this Section 2 are considered by the Parties to be reasonable in all circumstances, it is recognized that restrictions of the nature in question may fail for unforeseen reasons, and accordingly it is hereby agreed and declared that if any of the restrictions set forth in this Section 2 shall be adjudged to be void as going beyond what is reasonable in all of the circumstances for the protection of the Company and of the Executive or for any other reason, but would be valid if part of the wording thereof were deleted or the periods (if any) thereof reduced or the range of activities or area dealt with thereby reduced in scope, such restrictions shall apply with such modifications as may be necessary to make them valid and effective and such provisions shall be modified accordingly.

2.5 The provisions of this Section 2 shall survive any termination of this Agreement.

3. COMPENSATION OF EXECUTIVE.

3.1 So long as Executive is employed by the Company, the Company shall pay Executive a salary (the "Base Salary") of three hundred ten thousand one hundred twenty eight dollars ($310,128) per year, payable in regular periodic payments in accordance with Company policy. Such salary shall be prorated for any partial year of employment on the basis of a 365-day fiscal year.

3.2 So long as Executive is employed by the Company, the Company agrees to pay Executive seven hundred sixty-five dollars and seven cents ($765.07) per month or such other reasonable amount that the Executive is actually billed for reasonable health and medical benefits chosen by the Executive.

3.3 The Company agrees to maintain Executive's membership at The Woodlands Country Club (the "Club") so long as Executive is employed by the Company.

3.4 If Executive sells the home in which he resides as of the Effective Date, at any time prior to the later to occur of (i) June 30, 2000 or, (ii) the date which is eighteen (18) months after the Term, the Company agrees to reimburse Executive for reasonable closing costs up to a maximum of thirty thousand dollars ($30,000), provided that Executive personally incurs such closing costs in the sale of his home. Executive shall also be entitled to receive from the Company an additional payment (the "gross-up payment") in an amount that is equal to the taxes imposed upon the reimbursement, if any. Executive shall not be entitled to any additional payment on the gross-up payment. Executive must submit appropriate documentation in accordance with the Company's expense reimbursement policy in order to receive reimbursement for such costs.

3.5 So long as Executive is employed by the Company, the Company agrees to reimburse the Executive for all reasonable and necessary business expenses in accordance with the Company's expense reimbursement policies.

3.6 All of Executive's compensation shall be subject to customary withholding taxes and any other employment taxes as are commonly required to be collected or withheld by the Company.

4. TERMINATION.

Executive's employment with the Company may be terminated under the following conditions:

4.1 DEATH OR DISABILITY. Executive's employment with the Company shall terminate effective upon the date of Executive's death or "disability" as defined under
Section 4.1.1.

4.1.1 The term "disability" shall mean total mental or physical incapacity of the Executive, which continues for not less than one (1) month and is based upon a certification of such incapacity by Executive's physician or a duly licensed physician selected by the Board.

4.2 TERMINATION BY THE COMPANY/EXPIRATION OF THE TERM. Executive's employment with the Company shall be deemed terminated upon the expiration of the Term; provided, however, that the Company may terminate Executive's employment under this Agreement at any time and for any reason by delivery of written notice to the Executive prior to the expiration of the Term. Any notice of termination given pursuant to this Section 4.2 shall effect termination as of the date specified in such notice or, in the event no such date is specified, on the last day of the month in which such notice is delivered or deemed delivered as provided in Section 9 below.

4.3 TERMINATION BY EXECUTIVE. Executive may terminate his employment under this Agreement at any time and for any reason prior to the expiration of the Term by delivery of a written notice to the Company. Any notice of termination given pursuant to this Section 4.3 shall effect termination as of the date specified in such notice or, in the event no date is specified, on the last day of the month in which such notice is delivered or deemed delivered as provided in
Section 9 below.

5. COMPENSATION UPON TERMINATION.

5.1 Termination by the Company/Expiration of Term. Upon the termination of Executive's employment as described in Section 4.2, including upon the expiration of the Term, and upon Executive's furnishing to the Company and an executed waiver and release of claims (a form of which is attached hereto as Exhibit A), Executive shall be entitled to the following:

5.1.1 Executive's Base Salary and accrued benefits through the expiration date of the Term, payable promptly following termination;

5.1.2 A severance payment equal to one and one-half (1 1/2) times Executive's annual Base Salary in effect at the time of termination, payable in accordance with Section 5.5 below;

5.1.3 Amendment of each of the stock option grants set forth on Exhibit B (the "Options") to reflect that: (i) the vesting of each of the Options shall be accelerated such that the Options shall be fully vested upon termination, and
(ii) each of the Options shall be exercisable up to and including two (2) years from the termination date of Executive's employment. Pursuant to applicable tax laws, the Options will lose potentially favorable tax treatment afforded incentive stock options if not exercised within ninety (90) days of Executive's termination date.

5.1.4 Seven hundred sixty-five dollars and seven cents ($765.07) per month from the Company for reasonable health benefits chosen by the Executive, plus continued payment for Club membership, until the date that is eighteen (18) months after the expiration date of the Term. Executive shall be solely responsible for all expenses arising from his use of the Club other than the Club membership fee.

5.2 DEATH AND DISABILITY. If Executive's employment shall be terminated by death or disability as provided in Section 4.1, the provisions of Section 5.1 shall apply.

5.3 TERMINATION BY EXECUTIVE. If Executive shall terminate Executive's employment with the Company prior to the expiration date of the Term, then upon Executive's furnishing to the Company an executed waiver and release of claims (a form of which is attached hereto as Exhibit A), Executive shall be entitled to the following:

5.3.1 Executive's Base Salary and accrued benefits through the date of termination, payable promptly following termination;

5.3.2 A severance payment equal to one and one-half (1 1/2) times Executive's annual Base Salary in effect at the time of termination, payable in accordance with Section 5.5 below;

5.3.3 Amendment of each of the Options to reflect that: (i) the Options shall be accelerated such that the number of vested shares under the Options shall equal the number of shares that would have vested under the Options had Executive remained an employee for an additional eighteen (18) months following the date of termination, and (ii) each of the Options shall be exercisable up to and including two (2) years from the date of termination of Executive's employment;

5.3.4 Seven hundred sixty-five dollars and seven cents ($765.07) per month from the Company for reasonable health benefits chosen by the Executive, plus continued payment for Club membership, until the date that is eighteen (18) months after the date of termination of Executive's employment. Executive shall be solely responsible for all expenses arising from his use of the Club other than the Club membership fee.

5.4 CHANGE OF CONTROL. If, during the Term, a Change of Control occurs as defined in Section 7.1.1, and the Executive's employment with the new company is terminated by the new company for any reason whatsoever, the provisions of
Section 5.1 shall apply upon such termination.

5.5 TIMING OF SEVERANCE PAYMENTS. Severance payments payable pursuant to Sections 5.1.2 and 5.3.2 shall be paid in accordance with this Section 5.5. Promptly following termination, Executive shall be paid an amount equal to the product of (A) a fraction, the numerator of which is the number of months (rounded to the nearest whole month) remaining between the date of termination and December 31, 1999 and the denominator of which is twelve (12), times (B) Executive's annual Base Salary in effect at the time of termination. No later than January 15, 2000, Executive shall be paid an amount equal to (X) one and one-half (1 1/2) times Executive's annual Base Salary in effect at the time of termination minus (Y) the amount paid in accordance with the preceding sentence.

6. CONFIDENTIAL INFORMATION; EXECUTIVE'S DUTIES UPON TERMINATION.

6.1 No Confidential Information shall be disclosed by the Executive to any third party or used by the Executive for the benefit of the Executive or any third party without the prior written consent of the Company.

6.2 Confidential information shall not include information that:

6.2.1 at the time of its disclosure, is publicly available through no fault of the Parties;

6.2.2 at the time of its disclosure, is, without fault of the receiving party, part of the public domain;

6.2.3 subsequent to its disclosure hereunder, is obtained by the Executive from a third party not subject to a contractual or fiduciary obligation for confidentiality to the disclosing party;

6.2.4 is required to be disclosed under court or governmental order, rule or regulation; or

6.2.5 is disclosed pursuant to any research grant related to technology outside of gene therapy.

6.3 Upon termination of the employment of Executive for any reason, Executive will deliver to the Company all documents, notebooks, designs, specifications, customer lists, drawings, manuals, reports, plans and other data of any nature containing or relating to the Confidential Information, Technology or Inventions, and Executive will not deliver to anyone else any of such documents or data or any reproduction of such documents or data containing or relating to the Confidential Information, Technology or Inventions of the Company.

6.4 Executive agrees to make prompt and complete disclosure to the Company of every Invention. Executive agrees that the Company shall have sole ownership rights to all Inventions and agrees to cooperate fully, at no expense to the Executive, with the Company to secure and defend the Company's said ownership rights. Executive hereby assigns to the Company any rights the Executive may acquire in any such Inventions.

6.4.1 Exhibit C hereto contains a true, complete and accurate list of all inventions, copyrights, patents or improvements of the Executive relevant to the subject matter of the employment of the Executive by the Company that had been made or conceived or first reduced to practice by the Executive alone or jointly with others prior to the employment of the Executive and prior to Executive's execution of this Agreement and which Executive desires to remove from the operation of this Agreement.

6.5 Executive represents that the performance of all the terms of this Agreement by Executive and as an officer of the Company does not and, to the best knowledge of the Executive, will not breach any agreement or duty to keep in confidence proprietary information acquired by Executive in confidence or in trust prior to the employment of the Executive by the Company. Executive represents that the Executive has not entered into, and the Executive hereby covenants that the Executive will not enter into, any agreement either written or oral, in conflict herewith. Executive represents that at the present time Executive is not restricted from entering into this Agreement.

6.6 Executive represents that Executive has not brought to the Company and covenants that Executive will not bring to the Company or use in the performance of the Executive's responsibilities at the Company any proprietary information, materials or documents of a former or present employer that are not generally available to the public, unless the Executive has obtained prior written authorization from the former or present employer. Executive hereby covenants that the Executive shall not breach any obligation of confidentiality or duty that the Executive may have to former or present employers.

6.7 The provisions of this Section 6 shall survive any termination of this Agreement.

7. DEFINITIONS.

7.1 As used herein, the following terms shall have the following meanings:

7.1.1 CHANGE OF CONTROL means the occurrence of one or more of the following events: (i) a dissolution or liquidation of the Company; (ii) a merger or consolidation in which the Company is not the surviving corporation in which the Company's shareholders immediately prior to the transaction do not hold beneficial ownership of a least fifty percent (50%) of the outstanding voting shares of the new or continuing corporation; (iii) a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; (iv) at least a majority of the outstanding corporate shares of the Company are sold, exchanged or otherwise disposed of, in one transaction or series of related transactions and the Company's shareholders immediately prior to such transaction or transactions do not hold beneficial ownership of at least fifty percent (50%) of the outstanding voting shares of the Company or of the ownership interests of the entity for which shares of the Company were exchanged (taking into account only such shareholders' ownership of the Company prior to the time such transaction or transactions commenced); or (v) the Company sells all or substantially all of its assets to a single purchaser or to a group of associated purchasers.

7.1.2 CONFIDENTIAL INFORMATION shall mean, subject to Section 6.2, the Technology in the field of gene therapy known by, or disclosed to, or learned by, or developed by, the Executive in the course and scope of the performance of this Agreement, which information is not generally known in the trade, science or industry in which the Company and/or its affiliates are engaged.

7.1.3 INVENTIONS shall mean all improvements, discoveries, inventions, whether patentable or not, copyrightable works, copyrights, trade secrets, formulae, processes techniques, and other developments and advances with respect to the Technology in the field of gene therapy that are developed, conceived or reduced to practice by the Executive in the course and scope of the performance of this Agreement during the Term and for a period of one year thereafter that result from the Executive's duties hereunder or result from the use of premises or equipment owned, leased or contracted for by the Company.

7.1.4 TECHNOLOGY shall mean all know-how, information, ideas, concepts, designs, specifications, suggestions, improvements, discoveries, inventions, copyrightable works, uncopyrightable works, copyrights, patent rights, unpatentable works, patents, trade secrets, formulae, processes, techniques, methods, machines, devices, products, services, marketing plans, strategies, forecasts and customer lists and other data, in each case that are included within the field of gene therapy, and includes, without limiting the generality of the foregoing, notebooks, drawings, computer software, manuals, reports, specifications and other writings or compilations of information, engineering and other scientific and practical information, models and records.

8. ASSIGNMENT AND BINDING EFFECT.

8.1 This Agreement, including Exhibits A, B and C shall be binding upon and inure to the benefit of Executive and Executive's heirs, executors, personal representatives, assigns, administrators and legal representatives. Because of the unique and personal nature of Executive's duties under this Agreement, neither this Agreement nor any rights or obligations under this Agreement shall be assignable by Executive. This Agreement shall be binding upon and inure to the benefit of the Company and its successors, assigns and legal representatives.

9. NOTICES.

9.1 All notices or demands of any kind required or permitted to be given by the Company or Executive under this Agreement shall be given in writing and shall be personally delivered (and receipted for) or mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

9.1.1 If to the Company:

            Vice President, Human Resources GeneMedicine, Inc. 8301 New Trails Drive The Woodlands, Texas 77381-4248

            If to Executive:

            Eric Tomlinson, D.Sc. 7 Morning Arbor Place The Woodlands, Texas 77381-6628

Any such written notice shall be deemed received when personally delivered or three (3) days after its deposit in the United States mail as specified above. Either Party may change its address for notices by giving notice to the other Party in the manner specified in this section.

10. CHOICE OF LAW.

10.1 This Agreement shall be construed and enforced in accordance with the laws of the State of Texas without regard to the place of execution or the place for performance thereof. This Agreement is to be at least partially performed in Harris County, Texas, and, as such, the Company and the Executive agree that personal jurisdiction and venue shall be proper with the state or federal courts situated in Harris County, Texas, to hear such disputes arising under this Agreement.

11. INTEGRATION.

11.1 This Agreement contains the complete, final and exclusive agreement of the Parties relating to the subject matter of this Agreement, and supersedes all prior oral and written employment agreements or arrangements between the Parties, including without limitation the Prior Agreement and that certain Employment and Stock Purchase Agreement, dated as of July 31, 1992, between the Company and Executive, except for the benefits Executive may be entitled to under the terms and conditions of the GeneMedicine, Inc. Cash Incentive Retention and Severance Plan.

12. PUBLIC ANNOUNCEMENTS.

12.1 The Parties agree that no public announcements regarding the terms and conditions of this Agreement, including Executive's termination of employment, will be made by either party, except as is required in order to comply with all applicable laws and regulations;

provided that, the Company shall use reasonable efforts to give Executive an opportunity to review and comment regarding any such required public announcements.

13. AMENDMENT.

13.1 This Agreement cannot be amended or modified except by a written agreement signed by Executive and the Company.

14. WAIVER.

14.1 No term, covenant or condition of this Agreement or any breach thereof shall be deemed waived, except with the written consent of the Party against whom the wavier in claimed, and any waiver or any such term, covenant, condition or breach shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach.

15. SEVERABILITY.

15.1 The finding by a court of competent jurisdiction of the unenforceability, invalidity or illegality of any provision of this Agreement shall not render any other provision of this Agreement unenforceable, invalid or illegal. Such court shall have the authority to modify or replace the invalid or unenforceable term or provision with a valid and enforceable term or provision which most accurately represents the Parties' intention with respect to the invalid or unenforceable term or provision.

16. INTERPRETATION; CONSTRUCTION.

16.1 The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing the Company, but Executive has been encouraged, and has consulted with, his own independent counsel and tax advisors with respect to the terms of this Agreement. The Parties acknowledge that each Party and its counsel has reviewed and revised, or had an opportunity to review and revise, this Agreement, and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

17. REPRESENTATIONS AND WARRANTIES.

17.1 Executive represents and warrants that he is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that his execution and performance of this Agreement will not violate or breach any other agreements between Executive and any other person or entity.

18. COUNTERPARTS.

18.1 This Agreement may be executed in two counterparts, each of which shall be deemed an original, all of which together shall contribute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

                                  The Company:

                               GENEMEDICINE, INC.
                             a Delaware Corporation

                               By: Kathryn Stankis
                                      Name:
                     Title: Vice President, Human Resources

                                   EXECUTIVE:


                                 Eric Tomlinson

Waiver and Release Agreement - Exhibit A
Stock Options - Exhibit B
Inventions - Exhibit C

                                    EXHIBIT A

                          RELEASE AND WAIVER OF CLAIMS

In consideration of the payments and other benefits set forth in Sections 5.1 and 5.3 of the Employment Agreement dated June 11, 1998, to which this form is attached, I hereby furnish GeneMedicine, Inc. (the "Company") with the following release and waiver.

I hereby release, and forever discharge the Company, its officers, directors, agents, employees, stockholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys' fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed, arising at any time prior to and including my employment termination date with respect to any claims relating to my employment and the termination of my employment, including but not limited to, claims pursuant to any federal, state or local law relating to employment, including, but not limited to, discrimination claims, claims under the California Fair Employment and Housing Act, and the Federal Age Discrimination in Employment Act of 1967, as amended ("ADEA"), or claims for wrongful termination, breach of the covenant of good faith, contract claims, tort claims, and wage or benefit claims, including but not limited to, claims for salary, bonuses, commissions, stock, stock options, vacation pay, fringe benefits, severance pay or any form of compensation.

I acknowledge that, among other rights, I am waiving and releasing any rights I may have under ADEA, that this waiver and release is knowing and voluntary, and that the consideration given for this waiver and release is in addition to anything of value to which I was already entitled as an employee of the Company. I further acknowledge that I have been advised, as required by the Older Workers Benefit Protection Act, that: (a) the waiver and release granted herein does not relate to claims which may arise after this agreement is executed; (b) I have the right to consult with an attorney prior to executing this agreement (although I may choose voluntarily not to do so); (c) I have twenty-one (21) days from the date I receive this agreement, in which to consider this agreement (although I may choose voluntarily to execute this agreement earlier); (d) I have seven (7) days following the execution of this agreement to revoke my consent to the agreement; and (e) this agreement shall not be effective until the seven (7) day revocation period has expired.

Date:                         By:

                                    EXHIBIT B

                                  STOCK OPTIONS

GRANT DATE       TYPE    SHARES    PRICE  SHARES EXERCISED OUTSTANDING   OUTSTANDING
                         GRANTED                           UN-VESTED     EXERCISABLE
                         -------                           ---------     -----------
30-Aug-94        ISO     50,000   8.375              0         7,217        42,713
                 ---     ------   -----              -         -----        ------

11-Jul-95        ISO     20,000   9.750              0         7,418        12,512
                 ---     ------   -----              -         -----        ------

1-Jul-96         ISO     40,000   3.813              0        24,990        15,050
                 ---     ------   -----              -        ------        ------

8-Jul-97         ISO     30,000   6.875              0        26,250         3,750
                 ---     ------   -----              -        ------         -----

8-Jul-97         ISO     20,000   6.875              0        17,472         2,521
                 ---     ------   -----              -        ------         -----

6-Jan-98         ISO     50,000   5.375              0        50,000             0
                 ---     ------   -----              -        ------             -

                                    EXHIBIT C

                                   INVENTIONS

                                TABLE OF CONTENTS

                                      Page

1.  Employment and Term...............................................1

2.  Loyal and Conscientious Performance...............................2

3.  Compensation of Executive.........................................2

4.  Termination.......................................................3

5.  Compensation Upon Termination.....................................3

6.  Confidential Information; Executive's Duties Upon Termination.....5

7.  Definitions.......................................................6

8.  Assignment and Binding Effect.....................................7

9.  Notices...........................................................7

10. Choice of Law.....................................................8

11. Integration.......................................................8

12. Public Announcements..............................................8

13. Amendment.........................................................8

14. Waiver............................................................8

15. Severability......................................................8

16. Interpretation; Construction......................................9

17. Representations and Warranties....................................9

18. Counterparts......................................................9

                                  EXHIBIT 10.13

                             SECURED PROMISSORY NOTE

                                  April 8, 1998
                              The Woodlands, Texas

FOR VALUE RECEIVED, ERIC TOMLINSON, D.SC., PH.D. ("BORROWER"), hereby unconditionally promises to pay to the order of GENEMEDICINE, INC., a Delaware corporation ("LENDER"), in lawful money of the United States of America and in immediately available funds, the aggregate principal amount of all advances made hereunder as set forth on Exhibit A hereto, as the same may be amended from time to time, which aggregate principal amount shall not exceed Fifty Thousand Dollars ($50,000) (the "LOAN"), together with accrued and unpaid interest thereon from the date of each advance hereunder on the loan balance then outstanding, due and payable on the dates and in the manner set forth below. The undersigned hereby authorizes the holder of this Note to note on Exhibit A all advances made by the holder hereunder, which notations shall, in the absence of manifest error, be conclusive; provided, however, that the failure to make a notation or the inaccuracy of the notation shall not limit or otherwise affect the obligations of the undersigned under this Note.

This Promissory Note is the Note referred to in and is executed and delivered in connection with that certain Stock Pledge Agreement dated as of even date herewith and executed by Borrower in favor of Lender (as the same may from time to time be amended, modified or supplemented or restated, the "PLEDGE AGREEMENT"). Additional rights of Lender are set forth in the Pledge Agreement. All capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Pledge Agreement.

1. PRINCIPAL REPAYMENT. The outstanding principal amount of the Loan shall be due and payable on October 8, 1998.

Notwithstanding the foregoing, in the event that the Borrower (i) voluntarily terminates his employment with Lender or (ii) sells any of the Collateral securing the Loan (as identified and described in the Pledge Agreement), this Note shall be accelerated and all remaining unpaid principal and interest shall become due and payable immediately upon the occurrence of such event.

2. INTEREST RATE. Borrower further promises to pay interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5.38% per annum or the maximum rate permissible by law (which under the laws of the State of Texas shall be deemded to be the laws relating to permissible rates of interest on commercial loans), whichever is less. Interest shall be due and payable at the same time that the principal amount of this Note becomes due and payable and shall be compounded monthly and calculated on the basis of a 360-day year for the actual number of days elapsed.

3. PLACE OF PAYMENT. All amounts payable hereunder shall be payable at the office of Lender, 8301 New Trails Drive, The Woodlands, Texas 77381, unless another place of payment shall be specified in writing by Lender.

4. APPLICATION OF PAYMENTS. Payments on this Note shall be applied first to accrued interest, and thereafter to the outstanding principal balance hereof.

5. SECURED NOTE. The full amount of this Note is secured by the Collateral identified and described as security therefor in the Pledge Agreement executed by and delivered by Borrower. Borrower shall not, directly or indirectly, create, permit or suffer to exist, and shall defend the Collateral against and take such other action as is necessary to remove, any Lien on or in the Collateral, or in any portion thereof, except as permitted pursuant to the Pledge Agreement.

6. DEFAULT. Each of the following events shall be an "EVENT OF DEFAULT" hereunder:

            (a) Borrower fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

            (c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of Lender, and, in the case of an Event of Default pursuant to (b) or (c) above, automatically, be immediately due, payable and collectible by Lender pursuant to applicable law.

7. WAIVER. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

8. GOVERNING LAW. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

9. The undersigned represents and agrees that the amounts due under this Note are not consumer debt, and are not incurred primarily for personal, family or household purposes, but are for business and commercial purposes only.

10. PREPAYMENT. Borrower may prepay the unpaid principal in whole or in part, without penalty, at any time, upon the payment of all unpaid interest accrued to the date of such prepayment.

11. NOT-TRANSFERABLE. The right of Borrower to request and receive the Loan hereunder, as well as the other benefits under this Note, shall not be assignable or otherwise transferrable by Borrower.

12. SUCCESSORS AND ASSIGNS. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.


                                 Eric Tomlinson
                                 --------------
                                 Eric Tomlinson, D.Sc. PH.D

(ARTICLE) 5

(PERIOD-TYPE)              6-MOS
(FISCAL-YEAR-END)                 DEC-31-1998
(PERIOD-START)                    JAN-01-1998
(PERIOD-END)                      JUN-30-1998
(CASH)                             21,674,107
(SECURITIES)                                0
(RECEIVABLES)                               0
(ALLOWANCES)                                0
(INVENTORY)                                 0
(CURRENT-ASSETS)                   21,821,830
(PP&E)                              2,953,871
(DEPRECIATION)                              0
(TOTAL-ASSETS)                     24,784,896
(CURRENT-LIABILITIES)               1,025,863
(BONDS)                                     0
(PREFERRED-MANDATORY)                       0
(PREFERRED)                             3,750
(COMMON)                               14,575
(OTHER-SE)                         20,320,738
(TOTAL-LIABILITY-AND-EQUITY)       24,784,896
(SALES)                                     0
(TOTAL-REVENUES)                    2,922,600
(CGS)                                       0
(TOTAL-COSTS)                       9,999,415
(OTHER-EXPENSES)                            0
(LOSS-PROVISION)                            0
(INTEREST-EXPENSE)                     15,507
(INCOME-PRETAX)                    (7,076,815)
(INCOME-TAX)                                0
(INCOME-CONTINUING)                (7,076,815)
(DISCONTINUED)                              0
(EXTRAORDINARY)                             0
(CHANGES)                                   0
(NET-INCOME)                       (7,076,815)
(EPS-PRIMARY)                               0
(EPS-DILUTED)                            (.23)